SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

TMN Enters New Stage of 3G Strategy

Lisbon, Portugal, 1 June 2005 – Portugal Telecom, SGPS, S.A. (PT) announces that TMN, its domestic mobile subsidiary, has entered into a new stage of the development of 3G services in Portugal, in line with its strategic objective of reinforcing its leading position in the Portuguese mobile market. TMN currently has over 5 million mobile customers, which represents approximately 50% market share of active customers.

Having completed one year since the commercial launch of 3G services in Portugal, TMN is leveraging on the experience gained during this period to initiate a new stage in its 3G strategy.

Based on the encouraging outcome of the usage and ARPU patterns experienced by the customers that migrated to 2.5G and to 3G, TMN believes that it should now initiate a proactive strategy of customer migration into 3G. TMN expects to achieve a total of 1 million 3G customers by the end of 2006. TMN believes this enhanced migration should underpin customer revenues, partially offsetting the negative impact of the recent regulatory measures with regards to cuts in terminating fees. Preliminary data indicates that the ARPU of a customer that moves to 3G increases on average by 20%.

To date, TMN has launched a set of innovative 3G services, such as video-calling, video-mail, video-portal, video-call-centre. TMN has announced that it will be the first operator to launch video-sharing in the Portuguese market in June. In terms of the corporate segment, TMN provides an outmail service (using Qtek handsets) to its customers, as well as the only datacard in the Portuguese market compatible with GPRS/UMTS/WiFi. TMN expects to increase the weight of non-SMS revenues from the current level of 15% of data revenues to 20% by 2006. This should drive total data revenues contribution to service revenues from the current level of 11% to 15% by end of 2006.

The expectation of a continued decline in the price of 3G handsets combined with the improvement of the quality and breadth of the handset portfolio also contributed towards TMN’s decision to enter this new stage of 3G rollout. The price of high-end 2.5G and 3G handsets is now similar, while in terms of mid-range phones the gap is expected to close by the end of the year. TMN has already reached an agreement with Nokia and Samsung for exclusive handsets in the high-end range. Additionally TMN has also entered in several content agreements, in the areas of news, sports, entertainment, finance, among others, with special emphasis on local content as a differentiating factor. TMN believes that these agreements for handset and content will create a competitive advantage in the 3G market which should reinforce TMN’s leading position in this segment.

TMN will also leverage on its strong cash flow profile and underlying profitability to step up the commercial efforts related to this new stage of the 3G strategy in Portugal. Considering the higher level of subscriber acquisition and retention costs (SARC) and the increase in telecom costs related to a more aggressive rollout of the 3G network, TMN believes that EBITDA could decrease by 5% to 10% in 2005 compared to 2004. Capex should increase to a range of Euro 200-220 million in 2005, as a result of a faster rollout of the 3G network. Approximately 70% of network capex should be spent on 3G in 2005. TMN plans to have coverage of 65% of population and 30% of the territory at the end of 2005 and over 80% of population and 50% of territory at the end of 2006.

As a result of the above, TMN’s guidance is as follows:
  Total capex of Euro 200-220 million in 2005, as a result of acceleration in 3G rollout (Euro 20-40 million);
  Net additions of 200-250 thousand in 2005;
  3G Customers: 1 million at the end of 2006;
  Target of 50% market share of 3G customers;
  Increase in operating costs in 2005 as a result of:
    Costs related to subscriber acquisition, retention and migration: Euro 40-60 million;
    Costs related to acceleration of network rollout: Euro 15-20 million;
  Negative impact of cut in termination rates in 2005 of circa Euro 80 million in revenues and circa Euro 50 million in EBITDA;
  Revenue growth of 0% to -5% in 2005;
  EBITDA growth of -5% to -10% in 2005, assuming a continued increase of data revenues and customer growth until the end of the year.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

This press release contains statements that constitute forward looking statements. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Such forward looking statements represent Portugal Telecom’s judgment or expectations regarding the future and are subject to risks and uncertainties that may cause actual events and future results to be materially different than expected by the Company or indicated by such statements. Portugal Telecom can give no assurance that the future results will be achieved or that, if achieved, such results will be indicative of the results in subsequent periods. Actual events or results may differ materially as a result of risks facing the Company.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this press release. Portugal Telecom undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in Portugal Telecom’s business or acquisition strategy or to reflect the occurrence of unanticipated events, and Portugal Telecom does not intent to provide reasons why actual results may differ. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PT and PTCO.IN and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2005

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.